[Letterhead of Aegis Value Fund, Inc.]


January 3, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Aegis Value Fund, Inc.
    (File Nos.333-49421 and 811-09174)
    Accession #: 0001140753-05-000053
    CIK #: 0001052169

Dear Ladies and Gentlemen:

The purpose of this letter is to request that you disregard the request made in our Form AW WD filing, filed on December 23, 2005
(Accession #: 0001140753-05-000053) and withdraw it from the SEC's database.

We appreciate your prompt attention to this matter and would be happy to provide any additional information you might require.

Sincerely,

/s/ William S. Berno
William S. Berno

23261.0002 #630829